March 9, 2009
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Effie Simpson
Linda Cvrkel
Re:	Consolidated Graphics, Inc.
Form 10-K for the year ended March 31, 2008
Filed May 29, 2008
File No. 1-12631
Ladies and Gentlemen:
The purpose of this letter is to respond to the comments in your letter dated February 18, 2009, regarding your review of the aforementioned filing with the Securities and Exchange Commission (“SEC”). For ease of reference, each paragraph number in this letter corresponds to the same paragraph number in your letter and your comments are in italics.
Consolidated Income Statements
Note 2. Significant Accounting Policies and Other Information
Long-Lived Assets
1.	We note from your consolidated income statement and the disclosure in Note 2 that the Company recognized a goodwill impairment charge aggregating $11,533 during the fiscal year ended March 31, 2007. Please tell us and revise the notes to your financial statements in future filings to explain the facts and circumstances that led to the recognition of this impairment charge during 2007. Also please tell us and revise the notes to your financial statements in future filings to explain the method or methods and significant assumptions that were used to determine the fair values of the reporting units whose goodwill was determined to be impaired. Refer to the disclosure requirements outlined in paragraph 47 of SFAS No.142.
Response
In future filings, we will explain the facts and circumstances that led to the recognition of the goodwill impairment charge during 2007 and the method or methods and significant assumptions that were used to determine the fair values of the reporting units whose goodwill was determined to be impaired.

In determining the impairment charge in 2007, management considered many facts and circumstances specific to each individual reporting unit, including: the general state of the business, competitive pressures, the customer base, the management team, historical earnings trends and the outlook for the business. In 2007, we concluded that four reporting units had a goodwill impairment. To determine the fair value for each reporting unit, we utilized an enterprise value to EBITDA multiple based upon comparable transactions and our knowledge of the industry (generally a multiple in the range of 3.0x to 4.5x). This multiple was then applied to historical and/or projected earnings to determine fair value of each individual reporting unit. Where the carrying value of the individual reporting unit exceeded their fair value, we performed a step-two analysis whereby we determined the fair value of tangible and intangible assets and liabilities to determine the implied fair value of goodwill. We then compared the implied fair value of goodwill to the carrying amount of the goodwill. For those individual reporting units in which the carrying value of goodwill exceeded the implied fair value of goodwill, an impairment charge was recognized.
Other Information
Earnings Per Share
2.	In future filings, please revise the notes to the Company’s financial statements to include a reconciliation of the numerators and denominators used in computing the Company’s basic and diluted earnings per share for all periods presented in the Company’s financial statements. Also, please disclose in the Company’s financial statements the number of securities (including stock options and unvested restricted shares) that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to the requirements outlined in paragraph 40 of SFAS No.128.
Response
In future filings, we will disclose a reconciliation of the numerators and denominators used in computing the Company’s basic and diluted earnings per share for all periods presented in the Company’s financial statements, and the number of securities (including stock options and unvested restricted shares) that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.
Geographic Information
3.	We note that the Company has provided the disclosures required by paragraph 38 of SFAS No.131 for only its fiscal year ended March 31, 2008. In future filings, please revise to include these disclosures for each period presented in the Company’s consolidated financial statements.

Response
In future filings, we will provide the disclosures required by paragraph 38 of SFAS No.131 for each period presented in the Company’s consolidated financial statements.
Note 3. Acquisitions
4.	We note the disclosure indicating that the Company acquired three businesses for an aggregate cash purchase price of $91,140 during fiscal 2008. We also note that $44,549 of the purchase price for these acquisitions was allocated to goodwill and other intangible assets. Given the relative significance of the portion of the purchase price for these acquisitions that was allocated to goodwill and other intangible assets, please revise the notes to your financial statements in future filings to include the disclosures outlined in paragraph 52 of SFAS No.141 and paragraphs 44 and 45 of SFAS No.142 with respect to the goodwill and other intangible assets acquired in these and other acquisitions. Also, please revise the Company’s consolidated balance sheets in future filings to separately disclose goodwill as required by paragraph 43 of SFAS No.142.
Response
In future filings, we will provide the disclosures required by paragraph 52 of SFAS No.141 and paragraphs 44 and 45 of SFAS No.142 with respect to the goodwill and other intangible assets. Furthermore, we will disclose goodwill separately on the face of the balance sheet.
Note 6. Income Taxes
5.	We note that the reconciliation of the Company’s actual tax provision to its provision based on the statutory federal rate contains a reconciling item for 2008 described as “adjustment to contingency reserve” amounting to $(4,748). Please tell us and revise the notes to your financial statements in future filings to explain the nature of the contingency reserve to which this adjustment is being made and the nature and specific timing of the changes in facts or circumstances that resulted in this adjustment during fiscal 2008. We may have further comment upon receipt of your response.
Response
In future filings, we will explain in the notes to the financial statements the nature of the contingency reserve, and the nature and specific timing of the changes in facts and circumstances that resulted in this adjustment during fiscal 2008, as well as any significant adjustments to this reserve in future periods.
During fiscal year 2008, substantially all the $(4,748) “adjustment to contingency reserve” related to a reduction in the reserve for unrecognized tax benefits. The primary change in facts and circumstances during the year giving rise to the adjustment was the expiration of certain federal and state statutes of limitations during fiscal year 2008 for the prior year tax returns on which uncertain positions were taken.

Schedule II — Valuation and Qualifying Accounts
6.	We note that you have included Schedule II for the fiscal years ending March 31, 2008 and 2007 in your Annual Report on Form 10-K. Please note that this financial statement schedule is required to be included in your Form 10-K for each period presented in your consolidated statements of income, including the fiscal year ended March 31, 2006. Please revise future filings to include this financial statement schedule for all periods presented in the Company’s consolidated statements of income. Refer to the requirements outlined in Rule 5-04(a)(2) of Regulation S-X.
Response
In future filings, we will include this financial statement schedule for each period presented in the Company’s consolidated statements of income as required by Rule 5-04(a)(2) of Regulation S-X.
Schedule 14A filed on 7/3/2008
Executive Compensation, page 12
7.	Please confirm that you will disclose in future filings all targets which must be achieved in order for your executive officers to earn their annual and long-term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.
Response
In future filings, we will disclose all targets that must be achieved in order for our executive officers to earn their annual and long-term incentive compensation.
Please note that Joe R. Davis, our CEO, is the only executive of the Company for which targets must be achieved in order to earn annual non-equity incentive compensation. This annual non-equity incentive payment is based on improvement in earnings per share and full year return on equity. In future filings, we will include more detailed information about this calculation.
Other
8.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response
In connection with responding to the Commission’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope you find that we have been appropriately responsive to your comments and look forward to enhancing the quality of future periodic filings based on the comments you have provided. Please feel free to call me at 713-339-5756 if you have any questions regarding this response.
Sincerely,
CONSOLIDATED GRAPHICS, INC.

By:	/s/ Jon C. Biro Jon C. Biro Executive Vice President, Chief Financial and Accounting Officer (Principal Financial and Accounting Officer)

cc:	Ricardo Garcia-Moreno Haynes and Boone, LLP Matt Malinsky KPMG, LLP